Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Second Quarter 2023 Results

•
Advancing enrollment in two proof-of-concept studies evaluating triple blockade of DNAM-1 axis in patients with microsatellite stable colorectal cancer and platinum resistant ovarian cancer; initial findings expected by year end

•	Data from multiple studies planned to be presented by the end of the year:

o	New data from metastatic breast cancer study evaluating COM701+ nivolumab

o	New translational data and initial biomarker data from platinum resistant ovarian cancer studies evaluating COM701 + nivolumab ± BMS anti-TIGIT

o	Longer-term patient follow up from platinum resistant ovarian cancer study evaluating COM701 + nivolumab + BMS anti-TIGIT

o	New data from COM503 lead pre-clinical program

HOLON, ISRAEL – August 7, 2023 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced financial results for the second quarter ended June 30, 2023 and provided a corporate update on key events since the start of 2023.

“In the first half of the year, we continued to execute on our goals,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “Patient enrollment is advancing in our two proof-of-concept studies with our unique triple immunotherapy combination approach and initial findings are expected by the end of the year. We presented new clinical data in metastatic endometrial cancer at ASCO in June showing durable responses, including in a patient failing immunotherapy which is consistent with data we previously presented in other hard to treat tumors. The totality of our data to date, suggest that our COM701 based combinations have the potential to offer a treatment option with a favorable safety profile for hard-to-treat patients, across the spectrum of PD-L1 expression levels, including in patients who are anti-PD-1 refractory, pointing to a potential COM701 mediated mechanism of action.”

Dr. Cohen-Dayag added, “Our immediate focus is on expanding our data in two indications, platinum resistant ovarian cancer and microsatellite stable colorectal cancer, while continuing to invest in biomarker discovery, which is important to efficiently set our development path forward. We believe that the therapeutic potential of COM701 and COM902 as part of the DNAM-1 axis may be much broader than these two indications.”

Dr. Cohen-Dayag concluded, “In the second half of the year we are planning to present new and follow up data with our COM701 combinations including in ovarian and breast cancer as well as additional data on our COM503 lead pre-clinical program. Additionally, we are delighted to see the continued advancement in the development of rilvegostomig derived from COM902 by our partner AstraZeneca.”

Corporate Update:

•	March 2023: First patient dosed in microsatellite stable colorectal cancer study; enrollment is on track to complete by year end.
•
CIMT May 2023: Presentation of data on lead pre-clinical asset COM503, an anti- IL-18BP antibody, designed to induce a potent anti-tumor response and pronounced localized tumor microenvironment immune modulation by unleashing natural IL-18 activity in the tumor and potentially overcoming the challenges of administering a cytokine therapeutic.

•
June 2023: First patient dosed in platinum resistant ovarian cancer study. Enrollment to date is slower than anticipated, however we believe that we can catch up on enrollment with the planned activation of additional sites.

•
June 2023: Win at the European Patent Office (EPO), which ruled to uphold the Company’s broad PVRIG patent for the treatment of cancer reflecting the strength of Compugen’s patent strategy in novel target discovery. The EPO ruling is subject to appeal.

•
ASCO June 2023: Presentation of data from triple immunotherapy combination (COM701+  nivolumab + BMS anti-TIGIT) in microsatellite stable endometrial cancer study showing durable partial responses in patients who failed standard of care, including pembrolizumab and lenvatinib.

•
ASCO June 2023: Presentation of clinical data by partner AstraZeneca on rilvegostomig, a PD-1/TIGIT bispecific derived from COM902, establishing its safety and pharmacokinetic profile and showing anti-tumor activity in checkpoint inhibitor experienced NSCLC patients who typically do not respond to immunotherapy.

Next Planned Milestones in H2 2023:
•
Report initial findings from ongoing triple combination (COM701+COM902+ pembrolizumab) proof-of-concept studies in microsatellite stable colorectal and platinum resistant ovarian cancer by end of the year.

•	Presentation of new translational data and initial biomarker data from platinum resistant ovarian cancer studies evaluating COM701 + nivolumab ± BMS anti-TIGIT.
•	Presentation of longer-term patient follow up from platinum resistant ovarian cancer study evaluating COM701 + nivolumab + BMS anti-TIGIT.
•	Presentation of new data from the metastatic breast cancer cohort expansion study of patients treated with COM701 and nivolumab.
•	Presentation of data from COM503 lead pre-clinical program.
•
Rilvegostomig (PD-1/TIGIT bispecific derived from COM902): AstraZeneca continues to advance the development of rilvegostomig in multiple trials, including a Phase 2 trial in checkpoint inhibitor naïve NSCLC and a Phase 2 trial in hepatobiliary cancer. AstraZeneca disclosed plans to initiate a Phase 3 trial with rilvegostomig this year.

Financial Results
As of June 30, 2023, cash, cash equivalents and cash investments were approximately $66.5 million, compared with approximately $83.7 million as of December 31, 2022. The Company expects its existing cash and cash related balances to be sufficient to fund its operating plan into at least the end of 2024, based on current plans. During the three months ended June 30, 2023, the Company sold approximately 1.6 million ordinary shares under its “at-the-market offering” (ATM) facility pursuant to a sales agreement entered with Leerink Partners on January 31, 2023, for aggregate gross proceeds of approximately $1.6 million.

Compugen has no debt.

R&D expenses for the second quarter ended June 30, 2023, were approximately $7.8 million, up from $6.8 million for the comparable period in 2022. The increase is mainly due to end of the amortization of the deferred participation in R&D expenses following the termination of the agreement with Bristol Myers Squibb in the third quarter of 2022, and an increase in preclinical and CMC activities associated with COM503, offset by a decrease in clinical trial expenses, headcount and currency exchange effect.

General and administrative expenses for the second quarter ended June 30, 2023, were approximately $2.4 million down from approximately $2.6 million for the comparable period in 2022.

Net loss for the second quarter ended June 30, 2023, was approximately $9.3 million, or $0.11 per basic and diluted share, compared with a net loss of approximately $9.1 million, or $0.11 per basic and diluted share, for the comparable period in 2022.

Full financial tables are included below

Conference call and webcast information
The Company will hold a conference call today, August 7, 2023, at 8:30 AM ET to review its second quarter 2023 results. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through the Company’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bi-specific derived from COM902, in Phase 2 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance. The most advanced program, COM503 is in IND enabling studies. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 to inhibit cancer growth in the tumor microenvironment. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, our expectation to share initial finding from two proof-of-concept studies evaluating triple blockade of DNAM-1 axis in patients with microsatellite stable colorectal cancer and platinum resistant ovarian cancer by year; our plans to present data from multiple studies by the end of the year; COM701 based combinations having the potential to offer a treatment option with a favorable safety profile for hard-to-treat patients, across the spectrum of PD-L1 expression levels, including in patients who are anti-PD-1 refractory, pointing to a potential COM701 mediated mechanism of action; our belief that the therapeutic potential of COM701 and COM902 as part of the DNAM-1 axis may be much broader than in platinum resistant ovarian cancer and microsatellite stable colorectal cancer; our beliefs as to the pace and timing of trial patient enrollment; our belief that we can catch up on enrollment with the planned activation of additional sites for platinum resistant ovarian cancer study; and our expectation that existing cash and cash related balances will be sufficient to fund our operating plan through the end of 2024. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: In the near term, Compugen is highly dependent on the success of COM701 and of COM902; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen relies and expect to continue to rely on third parties to conduct its clinical trials and these third parties may not successfully or professionally carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, and Compugen may experience significant delays in the conduct of its clinical trials as well as significant increased expenditures; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended,
	June 30,		June 30,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited

Operating expenses
Research and development expenses	7,761	6,812	15,206	13,982
Marketing and business development expenses	49	255	165	478
General and administrative expenses	2,404	2,570	4,977	5,173
Total operating expenses	10,214	9,637	20,348	19,633
Financial and other income, net	889	493	1,697	779
Loss before taxes on income	(9,325)	(9,144)	(18,651)	(18,854)
Tax benefit	49	-	36	-
Net loss	(9,276)	(9,144)	(18,615)	(18,854)

Basic and diluted net loss per ordinary share	(0.11)	(0.11)	(0.21)	(0.22)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	87,182,839	86,518,714	86,903,741	86,486,612

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30,	December 31,
	2023	2022
	Unaudited

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	61,983	83,708
Investment in marketable securities	4,551	-
Other accounts receivable and prepaid expenses	2,865	2,417
Total current assets	69,399	86,125

Non-current assets
Long-term prepaid expenses	1,912	1,899
Severance pay fund	2,788	2,794
Operating lease right to use asset	1,606	1,826
Property and equipment, net	1,350	1,532
Total non-current assets	7,656	8,051

Total assets	77,055	94,176

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	10,191	10,981
Current maturity of operating lease liability	610	613
Short-term deferred participation in R&D expenses	-	325
Total current liabilities	10,801	11,919

Non-current liabilities
Long-term operating lease liability	991	1,312
Accrued severance pay	3,262	3,265
Total non-current liabilities	4,253	4,577

Total shareholders' equity	62,001	77,680

Total liabilities and shareholders' equity	77,055	94,176